

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-Mail
Jeff Mitchell
Chief Financial Officer
AWG International Water Corporation
7721 E. Trent Avenue
Spokane Valley, WA 99212

> **Re: AWG International Water Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed September 18, 2012**
> **File No. 333-141927**

Dear Mr. Mitchell:

We have reviewed your amended filing and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Item 2.01 Completion of Acquisition, page 2

Business, page 3

Manufacturing, page 7

1.   We note the revisions to your disclosure in response to comment five of our letter dated August 10, 2012, and in particular your disclosure that you "began delivery" of the Model 2500 to your Philippine distributor in August 2012. In light of your "Sales, Marketing and Distribution" disclosure on page 7, stating among other things that Model 2500 "will target consumers and small office applications" or that you "intend to sell [y]our Model 2500 internationally and in the United States," it remains unclear whether Model 2500 has reached the market and whether you have recognized any revenues from the sale of this product. Please revise your disclosure to provide an objective standard for your statement that you "sold and delivered" the product to your Philippine distributor.

2.   We note your response to comment seven of our letter dated August 10, 2012. Please note that Item 101(h) of Regulation S-K requires disclosure of certain information regarding your business "to the extent material to an understanding" of your business. Please advise us why you believe the name of the sole manufacturer and the related agreement with the manufacturer are not material, or, in the alternative, please disclose

this information and file the Private Label Agreement as required by Item 601(b)(10) of Regulation S-K. To the extent that you believe the Private Label Agreement contains terms that would cause competitive harm, you may request confidential treatment for such terms pursuant to Rule 24b-2 under the Exchange Act. <u>See</u> Staff Legal Bulletin No. 1A (July 11, 2001).

<u>Patents and Licenses, page 9</u>

3.   We note your response and the revised disclosure in response to comment 13 of our letter dated August 10, 2012. We also note the technology-related agreements filed as exhibits 10.23-10.26 to the amended Form 8-K.   Your revised disclosure, however, continues to remain unclear and we are unable to discern its relevance.

- In accordance with Item 101(h)(4)(vii) of Regulation S-K, please consider streamlining your disclosure by identifying the patents, licenses, and/or royalty agreements, including their respective duration, which are <u>currently</u> material to your business. In this regard, please consider removing disclosure which is no longer relevant to the development of your products. For example, with respect to the March 12, 2007 assignment, from our review of USPTO's website, it appears that the provisional application identified as U.S. Serial No.60/607,369 expired on September 4, 2005 and no patent under that application was granted.

- To the extent that you will continue to include historical licensing information, please supplement your disclosure as follows:

    o Please revise your disclosure to clarify that Keith White, Rae Anderson, Everest Water, CanAmera Management, and AWG International are all related parties and that the various license agreements among these parties represent related parties transactions.

    o You disclose that on November 19, 2010, CanAmera assigned to AWG International Patent Application 13/510,757. However, on page 10 you state that "[o]n November 19, 2010, Keith White, the patent application owner, assigned Patent application 13/510,757 to AWG International." Based on our review of USPTO's website, it appears that this application was filed on May 18, 2012 and not November 19, 2010. In addition, Exhibit 10.26 relating to the assignment of this patent application is also dated as of May 18, 2012. Please advise or revise your disclosures accordingly.

    o Please file as an exhibit to the Form 8-K the February 17, 2012 AWG International's assignment of patents to the original inventors.

    o Since U.S. Patent No. 7,886,557 was not subject to the April 13, 2010 License Agreement, but it is one of the patents listed in Mr. White's February 17, 2012

            Patent Assignment, with a view towards disclosure please tell us whether this patent would represent a patent derived from U.S. Patent No.7,272,947 or an improvement thereto (refer to definition of "Licensed Patent" in Section III of Exhibit 10.23). Otherwise, please disclose the party with original rights to this patent, and how the rights to this patent were originally assigned.

- Since it appears that Mr. Anderson did not assign his patent rights back to AWG International, please explain to us how the company is able to develop its products even though it does not possess all the rights to the technology.

- Please expand your disclosure by identifying the legal issues surrounding your statement that the enforceability of the assignment of the G2 Assets is being questioned.

Risks Related to Our Business, page 12

If We Are Unable to Establish Sales and Marketing Capabilities . . ., page 13

4.   This risk factor states that you will seek to enter into distribution agreements or other arrangements with third parties to market your products. Please reconcile this risk factor with your disclosure throughout the Form 8-K that you have already delivered product to your Philippine distributor and your disclosure on page 20 that you have a written agreement with your distributor.

Management's discussion and analysis of financial condition and results of operations, page 20

Liquidity and Capital Resources, page 21

5.   We note your revised disclosure in response to comment 24 of our letter dated August 10, 2012. Please file the amended CFC note as an exhibit to the Form 8-K.

6.   We note your revised disclosure in response to comment 26 of our letter dated August 10, 2012. Please further revise your disclosure to clarify that your ability to call such warrants is also subject to the stock trading above $0.08 per share for five consecutive days.

Certain and Related Transactions Involving AWG International, Inc., page 32

7.   Since Everest Water also appears to be a related party, please provide Item 404 of Regulation S-K disclosure. In this regard we note that the License Agreement was signed by Mr. Anderson as President of Everest Water, Ltd., and that the "About Us" page on Everest Water's website discusses Mr. Perkinson's relationship with Messrs. White and Anderson.

8. We note your response to comment 33 of our letter dated August 10, 2012. With respect to disclosure of Mr. Perkinson's consulting fees as "All Other Compensation" in the director compensation table, Item 402(r)(2)(vii)(F) of Regulation S-K requires disclosure of "consulting fees earned from, or paid or payable by the smaller reporting company and/or its subsidiaries" to a director. Please revise your "Director Compensation" disclosure accordingly.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Greg Wilson, Esq. (*via E-mail*)